UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

PUBLICLY-TRADED COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING HELD ON AUGUST 11th, 2021

1.              DATE, TIME, AND PLACE. On the 11th day of August, 2021, at 3:00 p.m., exclusively digitally, and therefore considered to have been held at the headquarters of Sendas Distribuidora S.A (the "Company"), located at Avenida Ayrton Senna, 6000, Lot 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775 005, in the city and state of Rio de Janeiro, Brazil.

2.              CALL NOTICE AND PUBLICATIONS. Call notice duly published in: (a) the newspaper "Official Gazette of the State of Rio de Janeiro", on (i) July 08, 2021 - pages 10 and 11, (ii) July 09, 2021 - pages 4 and 5, and (iii) July 12, 2021 - page 10; and (b) the newspaper "Folha de São Paulo", in the editions on (i) July 08, 2021 - page A21, (ii) July 09, 2021 - page A20, and (iii) July 12, 2021 - page A16, pursuant to article 124 of Law No. 6,404, of December 15, 1976, as amended (the "Brazilian Corporations Law").

3.              ATTENDANCE. Attendance, as evidenced by the signatures affixed to the "Shareholders' Attendance Book", shareholders representing 80.8% of the Company's voting capital stock. Also present was Ms. Gabrielle Castelo Branco Helú, Investor Relations Officer.

4.              CHAIRMAN AND SECRETARY. The meeting was chaired by Ms. Gabrielle Castelo Branco Helú, Investor Relations Officer of the Company, appointed to preside over the works of the present meeting by the Chairman of the Board of Directors of the Company, under the terms of article 8 of the Company's Bylaws, and Ms. Alessandra de Souza Pinto was invited to be the secretary of the works.

5.              AGENDA. Resolving on: (i) proposal to split the common shares issued by the Company, whereby each share issued by the Company will be split into 5 (five) shares of the same type, without changing the amount of the Company's current capital stock, with the consequent amendment of the caput of articles 4 and 5 of the Company's Bylaws to reflect the new number of shares of capital stock and the increase of the authorized capital, as well as the capital increase approved by the Board of Directors on June 1, 2021, and without changing the number of Company’s American Depositary Receipts, which will correspond to 5 (five) common shares issued by the Company; and (ii) consolidation of the Company's Bylaws to incorporate the above changes.

6.              RESOLUTIONS. At the beginning of the meeting, the reading of the consolidated voting list of the votes cast by means of remote voting forms was waived, and it was made available for consultation by the shareholders present, pursuant to paragraph four of article 21-W of CVM Instruction No. 481, of December 17, 2009 ("ICVM 481"), having also (i) waived the reading of the Call Notice and the documents related to the matters to be resolved on at this General Meeting; (ii) clarified that the declarations of vote, protests, and dissents that may be presented shall be numbered, received, and authenticated by the Secretary of the Meeting and shall be filed at the Company's headquarters, pursuant to the provisions of paragraph one of article 130 of the Brazilian Corporations Law; and (iii) approved the drawing-up of these minutes in summary form and its publication with the omission of the signatures of the shareholders, pursuant to paragraphs one and two of article 130 of the Brazilian Corporations Law. After the preliminary clarifications, the Chairman put the items on the Agenda for a vote, and the following resolutions were passed:

6.1        To approve in full and without reservations, by a majority of the votes cast, 217,548,902 votes in favor, 11,387 votes against, 16,554 abstentions, split the common shares issued by the Company, whereby each share issued by the Company will be split into 5 (five) shares of the same type, without changing the amount of the Company's current capital stock and without changing the number of Company’s American Depositary Receipts, which will correspond to 5 (five) common shares issued by the Company with the consequent amendment of the caput of articles 4 and 5 of the Company's Bylaws, which will now have the following new wording:

"ARTICLE 4 - The Company's capital stock is R$786,730,260.87 (seven hundred and eighty-six million, seven hundred and thirty thousand, two hundred and sixty reais and eighty-seven cents), fully subscribed and paid-up, divided into 1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-nine thousand, two hundred and ninety-five) common shares, all nominative, registered and without par value.”

"ARTICLE 5 - The Company is authorized to increase its capital stock by resolution of the Board of Directors and regardless of statutory reform, up to the limit of 2,000,000,000 (two billion) common shares."

The Company hereby states that in order to reflect the most updated and complete information, the number of shares indicated above in Article 4 of the Bylaws considered both the capital increase approved by the Company's Board of Directors on June 1, 2021, as stated in the call notice, and the capital increase approved by the Board of Directors on July 27, 2021.

In addition, the Company also states that the record date for the stock split at B3 will be August 11, 2021, and that the shares will be traded ex-dividend at B3 as of August 12, 2021, inclusive.

The credit of the split shares will be automatically made to the shareholders' account on August 16, 2021 by the financial institution providing services for the Company's book-entry shares, Itaú Corretora de Valores S.A

6.2        To approve in full and without reservations, by a majority of the votes cast, 209,826,113 votes in favor, 7,734,126 votes against, 16,604 abstentions, consolidation of the Company's Bylaws to incorporate the above changes, in the terms of Annex I to these minutes.

7.              DOCUMENTS: The documents and proposals submitted to the Meeting, as well as the statements and expressions of vote previously submitted in writing by the shareholders are attached hereto and shall be filed at the Company's headquarters.

8.              ADJOURNMENT. There being no further business to discuss, the Chairman declared the minutes drawn up as a summary of the facts occurred to have been approved, as provided for in article 130, paragraph one, of the Brazilian Corporations Law, and authorized publication thereof omitting the shareholders' signatures, pursuant to article 130, paragraph two, of the Brazilian Corporations Law, which was read and found to be accurate by all those present. It was then clarified that the shareholders who (i) sent a valid remote voting form, as well as those who (ii) registered their presence in the electronic remote participation system were considered present at this Meeting for all purposes and, as such, are considered to have signed the Shareholders' Attendance Book and these minutes, pursuant to article 21-V, paragraph one, of ICVM 481. Finally, the Meeting was declared closed. Chairman: Gabrielle Castelo Branco Helú. Secretary: Alessandra de Souza Pinto.

Rio de Janeiro, August 11, 2021

Mesa:

_____________________________ Gabrielle Castelo Branco Helú Chairman	______________________________ Alessandra de Souza Pinto Secretary

Shareholders in Attendance:

No.	Name
1	ACADIAN ALL COUNTRY W MANAGED VOLATILITY EQUITY FUND, LLC
2	ALASKA PERMANENT FUND
3	ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT
4	AMERICAN HEART ASSOCIATION, INC.
5	AMUNDI FUNDS
6	AQR EMERGING SMALL CAP EQUITY FUND, L.P.
7	ARERO - DER WELTFONDS -NACHHALTIG
8	ARROWSTREET EMERGING MARKET TRUST FUND
9	ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND
10	ARROWSTREET US GROUP TRUST
11	ARX INCOME ICATU Previdência FIM
12	ARX INCOME Master Fundo de Investimento em Ações
13	ARX INCOME Previdência Master FIA
14	AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
15	AWARE SUPER PTY LTD
16	Az Quest Ações Prev Icatu Master FIFE FIA
17	Az Quest Master FIM
18	Az Quest Master Total Return FIM
19	Az Quest Multi Brasilprev FIFE FIM
20	Az Quest Multi Max Itau Previdência Master FI MM
21	Az Quest Multimanager BBDC FIM
22	Az Quest Prev Arrojado Master FIFE FIM

23	Az Quest Quality FIA
24	Az Quest Top Long Biased Prev Master FIFE FIM
25	Bahia AM Brazil Equity FUND LLC
26	Bahia AM Ciclon Master FIM CP IE
27	Bahia AM Familia Previdencia Fundo de Investimento em Ações
28	Bahia AM FAPES Fundo de Investimento Multimercado
29	Bahia AM II FIA
30	Bahia AM Long Biased Master FIM
31	Bahia AM Marau Master RV FIM
32	Bahia AM PREV FIFE FIM
33	Bahia AM SMID CAPS Valor Master FIA
34	Bahia AM Valuation Master FIA
35	BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY
36	BELLSOUTH CORPORATION RFA VEBA TRUST
37	BEST INVESTMENT CORPORATION
38	BESTINFOND, F.I.
39	BESTINVER BESTVALUE, F.I.
40	BESTINVER EMPLEO II, F.P.
41	BESTINVER EMPLEO III, F.P.
42	BESTINVER EMPLEO, F.P.
43	BESTINVER GLOBAL, F.P.
44	BESTINVER HEDGE VALUE FUND, F.I.L.
45	BESTINVER INTERNACIONAL , F.I.
46	BESTINVER MIXTO, FI
47	BESTINVER PLAN MIXTO, F.P.
48	BIMCOR GLOBAL EQUITY POOLED FUND
49	BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
50	BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
51	BLACKWELL PARTNERS LLC SERIES A
52	BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND
53	BNY Mellon Global FUNDS, PLC - Banco ItauBank S/A
54	BNYM MELLON CF SL ACWI EX-U.S.IMI FUND
55	BOSTON PARTNERS EMERGING MARKETS FUND
56	BOSTON PARTNERS EMERGING MARKETS LONG/SHORT FUND
57	BRANDES EMERGING MARKETS VALUE FUND
58	BRANDES GLOBAL OPPORTUNITIES FUND
59	BRANDES INSTITUTIONAL EQUITY TRUST
60	BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND
61	BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN
62	BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND

63	BRANDYWINE INVESTMENT TRUST
64	BRITISH COAL STAFF SUPERANNUATION SCHEME
65	BURROUGHS WELLCOME FUND
66	CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
67	CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
68	CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
69	CANADA POST CORPORATION REGISTERED PENSION PLAN
70	Canadian Eagle Portfolio LLC
71	Capstone Macro Master Fundo de Investimento Multimercado
72	CATHOLIC UNITED INVESTMENT TRUST
73	CAUSEWAY EMERGING MARKETS FUND
74	CAUSEWAY EMERGING MARKETS GROUP TRUST
75	CAUSEWAY FUNDS PLC
76	CAUSEWAY INTERNATIONAL OPPORTUNITIES FUND
77	CAUSEWAY INTERNATIONAL OPPORTUNITIES GROUP TRUST
78	CAUSEWAY MULTI-FUND LLC - EMERGING MARKETS EQUITY SERIES A
79	CCL Q INTERNATIONAL SMALL CAP EQUITY FUND
80	CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND
81	CHEVRON UK PENSION PLAN
82	CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
83	CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN
84	CITY OF NEW YORK GROUP TRUST
85	CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO
86	CLARITAS QUANT MASTER FIM
87	CLARITAS TOTAL RETURN MASTER FIM
88	CMLA GLOBAL LOW VOLATILE EQUITIES FUND
89	COLLEGE RETIREMENT EQUITIES FUND
90	COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA
91	COMMONWEALTH GLOBAL SHARE FUND 28
92	CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO B. E. A. M. F.
93	CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F.
94	DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
95	DIMENSIONAL EMERGING MKTS VALUE FUND
96	Duo Sharp FIA
97	EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD
98	EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND
99	EATON VANCE MANAGEMENT
100	EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
101	EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND
102	EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND

103	EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B
104	EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS
105	EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR
106	FIA GAP Valor Pernambuco
107	FIA Sabesprev Bahia AM Valuation
108	FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND
109	FIDELITY FUNDS - LATIN AMERICA FUND
110	FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND
111	FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
112	FIS GROUP COLLECTIVE INVESTMENT TRUST
113	FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
114	FLORIDA RETIREMENT SYSTEM TRUST FUND
115	FORD MOTOR COMPANY OF CANADA, L PENSION TRUST
116	FOURNIER RETIREMENT FUND, INC.
117	FOURTH SAIL DISCOVERY LLC
118	FOURTH SAIL LONG SHORT LLC
119	FP ARX Total Return Fundo de Investimento em Ações
120	FP Bahia AM Total Return FI em Ações
121	FP XP Total Return Fundo de Investimentos em Ações
122	FRANKLIN LIBERTYSHARES ICAV
123	FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
124	FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
125	FRG FIA Sharp
126	Fundo de Investimento em Ações Paraty
127	Fundo de Investimento em Ações Pipa
128	FUNDO DE INVESTIMENTO EM ACOES RVA EMB III
129	GAM STAR FUND PLC
130	Géant International BV
131	GENERAL ORGANISATION FOR SOCIAL INSURANCE
132	Genoa Capital Arpa Master FIM
133	Genoa Capital Radar Master FIM
134	GLOBAL EMERGING MARKETS BALANCE PORTFOLIO
135	GLOBAL MANAGED VOLATILITY FUND
136	GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
137	Grumari FIA
138	HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST
139	Helicco Participações Ltda.
140	HONG KONG HOUSING SOCIETY
141	HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
142	IBM 401 (K) PLUS PLAN

143	INTERNATIONAL MONETARY FUND
144	INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
145	INVESTEC GLOBAL STRATEGY FUND
146	INVESTERINGSFORENINGEN SPARINVEST VALUE EMERGING MARKETS
147	IRISH LIFE ASSURANCE PLC
148	ISHARES CORE MSCI EMERGING MARKETS ETF
149	ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
150	ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
151	ISHARES III PUBLIC LIMITED COMPANY
152	ISHARES IV PUBLIC LIMITED COMPANY
153	ISHARES MSCI BRAZIL SMALL CAP ETF
154	ISHARES MSCI EMERGING MARKETS SMALL CAP ETF
155	ISHARES PUBLIC LIMITED COMPANY
156	IT NOW IBOVESPA FUNDO DE ÍNDICE
157	IT NOW IGCT FUNDO DE INDICE
158	IT NOW ISE FUNDO DE INDICE
159	ITAU CAIXA ACOES FI
160	ITAÚ DUNAMIS ADVANCED FUNDO DE INVESTIMENTO EM AÇÕES
161	ITAÚ DUNAMIS MASTER FUNDO DE INVESTIMENTO EM AÇÕES
162	ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO
163	ITAU FUNDS - LATIN AMERICA EQUITY FUND
164	ITAU GOVERNANCA CORPORATIVA ACOES FI
165	ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO
166	ITAU HEDGE PLUS MULTIMERCADO FI
167	ITAU IBOVESPA ATIVO MASTER FIA
168	ITAÚ IBRX ATIVO MASTER FIA
169	ITAÚ INDEX AÇÕES IBOVESPA FI
170	ITAU INDEX ACOES IBRX FI
171	ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI
172	ITAÚ MULTIMERCADO GLOBAL EQUITY HEDGE FI
173	ITAÚ MULTIMERCADO LONG AND SHORT FI
174	ITAU PHOENIX ACOES FI
175	ITAÚ PHOENIX IQ AÇÕES FUNDO DE INVESTIMENTO
176	ITAÚ PREVIDÊNCIA IBRX FIA
177	Itupava FIA Previdenciário
178	JNL EMERGING MARKETS INDEX FUND
179	JNL MULTI-MANAGER ALTERNATIVE FUND
180	JOHN HANCOCK FUNDS II EMERGING MARKETS FUND
181	JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
182	JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

183	JP MORGAN DIVERSIDIED FUND
184	JPMORGAN CHASE BANK
185	JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND
186	JPMORGAN ETFS (IRELAND) ICAV
187	JPMORGAN FUNDS
188	KING LLC
189	King LLC
190	KNIGHTS OF COLUMBUS INTERNATIONAL EQUITY FUND
191	LABORERS AND RETIREMENT BOARD EMPLOYEES ANNUITY BENEFIT
192	LAERERNES PENSION FORSIKRINGSAKTIESELSKAB
193	LASCC FIM CP IE
194	LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND
195	LEGAL GENERAL CCF
196	LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND
197	LEGAL GENERAL GLOBAL EQUITY INDEX FUND
198	LEGAL GENERAL ICAV
199	LEGAL GENERAL INTERNATIONAL INDEX TRUST
200	LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
201	LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
202	LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND
203	LONG BIAS MULTIMERCADO FI
204	LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
205	MACQUARIE MULTI-FACTOR FUND
206	MACQUARIE TRUE INDEX EMERGING MARKETS FUND
207	MANAGED PENSION FUNDS LIMITED
208	MERCER QIF FUND PLC
209	MERCER UCITS COMMON CONTRACTUAL FUND
210	MFS BLENDED RESEARCH EMERGING MARKETS EQUITY FUND
211	MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST
212	MFS INTERNATIONAL NEW DISCOVERY FUND
213	MFS INVESTMENT FUNDS - BLENDED RESEARCH EMERGING
214	MFS MERIDIAN FUNDS - LATIN AMERICAN EQUITY FUND
215	MICHELIN NORTH AMERICA (CANADA) INC. MASTER TRUST
216	MICHELIN NORTH AMERICA INC. MASTER RETIREMENT TRUST
217	MINEWORKERS PENSION SCHEME
218	MINISTRY OF ECONOMY AND FINANCE
219	Modena Institucional Fundo de Investimento em Ações
220	MSCI ACWI EX-U.S. IMI INDEX FUND B2
221	Mutá Master FIM
222	NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

223	NAV CANADA PENSION PLAN
224	NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS
225	NEW YORK STATE TEACHERS RETIREMENT SYSTEM
226	NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND
227	NORGES BANK
228	NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND
229	NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING
230	NUVEEN EMERGING MARKETS EQUITY FUND
231	OCEANA 03 MASTER FIM
232	OCEANA B PREVIDENCIA FUNDO DE INVESTIMENTO EM ACOES MASTER
233	OCEANA INDIAN FIA
234	OCEANA LITORAL FUNDO DE INVESTIMENTO EM ACOES
235	OCEANA LONG BIASED ADVISORY PREV MASTER FUNDO DE INVESTIMENT
236	OCEANA LONG BIASED B PREVIDENCIA FIFE FIM
237	OCEANA LONG BIASED MASTER FIM
238	OCEANA LONG BIASED PREV FUNDO DE INVESTIMENTO MULTIMERCADO
239	OCEANA LONG BIASED_MASTER FIA
240	OCEANA QP8 FUNDO DE INVESTIMENTO EM ACOES
241	OCEANA SELECTION MASTER FUNDO DE INVESTIMENTO DE ACOES
242	OCEANA VALOR II MASTER FUNDO DE INVESTIMENTO EM ACOES
243	OCEANA VALOR III MASTER FUNDO DE INVESTIMENTO DE ACOES
244	OCEANA VALOR MASTER FIA
245	OHIO POLICE AND FIRE PENSION FUND
246	OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM
247	PARAMETRIC EMERGING MARKETS FUND
248	PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
249	PARAMETRIC TMEMC FUND, LP
250	PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX
251	PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
252	PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI
253	QIC INTERNATIONAL EQUITIES FUND
254	Quest Master Equity Hedge FIM
255	Quest Samall Caps Master FIA
256	Quest Top Master FIA
257	REGIME DE RETRAITE D HYDRO-QUEBEC
258	SCC FIM
259	SCHLUMBERGER GROUP TRUST AGREEMENT
260	SCHLUMBERGER INTERNATIONAL STAFF RETIREMENT FUND, FCP - SIF
261	SCHRODER INTERNATIONAL SELECTION FUND
262	SCHWAB EMERGING MARKETS EQUITY ETF

263	SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF
264	SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND
265	SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT
266	SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND
267	Segisor
268	SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND
269	Serpros FIA Kenobi
270	Sharp Alísios FIA
271	Sharp Arpoador IBRX Ativo FIA
272	Sharp Continente FIA
273	Sharp Equity Value Institutional FIA
274	Sharp Equity Value Master FIA
275	Sharp Equity Value PREV Master FIM
276	Sharp Equity Value PREV Master II FIM
277	Sharp Estratégia STB FIM
278	Sharp IBOVESPA Ativo A Master FIA
279	Sharp IBOVESPA Ativo Master FIA
280	Sharp Long Biased Master FIA
281	Sharp Long Short 2X Master FIM
282	Sharp Long Short FIM
283	Sharp Multimanager BBDC FIM
284	SKAGEN KON-TIKI VERDIPAPIRFOND
285	SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G
286	SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF
287	SPDR SP EMERGING MARKETS FUND
288	SPX Apache Master Fundo de Investimento de Ações
289	SPX Falcon Master Fundo de Investimento de Ações
290	SPX Falcon Master Fundo de Investimento Multimercado
291	SPX Lancer Previdenciário Fundo de Investimento Multimercado
292	SPX Long Bias Previdenciário Master Fundo de Investimento Multim
293	SPX Nimitz Master Fundo de Investimento Multimercado
294	SPX Nimitz Master Geral Fundo de Investimento Multimercado
295	SPX Patriot Master Fundo de Investimento de Ações
296	SPX Raptor Mater Fundo de Invest no Exterior Multim Cérdito Privado
297	SSGA SPDR ETFS EUROPE I PLC
298	SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.
299	ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND
300	ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
301	STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

302	STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
303	STATE STREET EMERGING MARKETS EQUITY SELECT NON-LE
304	STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F
305	STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.
306	STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV
307	STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
308	STATE STREET IRELAND UNIT TRUST
309	STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
310	STICHTING PGGM DEPOSITARY
311	STOREBRAND SICAV
312	STP NUCLEAR OPERATING COMPANY RETIREMENT TRUST
313	SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY
314	SUNSUPER SUPERANNUATION FUND
315	TEACHERS RETIREMENT SYSTEM OF OKLAHOMA
316	THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
317	THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA
318	THE BOARD OF THE PENSION PROTECTION FUND
319	THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST
320	THE EMERGING M.S. OF THE DFA I.T.CO.
321	THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND
322	THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
323	THE PUBLIC INSTITUITION FOR SOCIAL SECURITY
324	THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
325	THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO
326	THOMAS WHITE EMERGING MARKETS FUND, LLC
327	THRIVENT CORE EMERGING MARKETS EQUITY FUND
328	THRIVENT INTERNATIONAL ALLOCATION FUND
329	THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO
330	TIAA - CREF LIFE FDS - INTERNATIONAL EQ FD
331	TIAA CREF FUNDS - INTERNATIONAL EQUITY FUND
332	TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND
333	TORK LONG ONLY INSTITUCIONAL MASTER FIA
334	TORK LONG ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES
335	TORK MASTER FIA
336	TORK PREV FUNDO DE INVESTIMENTO EM ACOES FIFE
337	TRANSAMERICA JPMORGAN TACTICAL ALLOCATION VP
338	Trigono 70 Previdência Fundo de Investimento Multimercado
339	Trigono Icatu 100 Fundo de Investimento em Ações Previdência
340	UI-E - J P MORGAN S/A DTVM
341	UPS GROUP TRUST

342	USAA EMERGING MARKETS FUND
343	USAA INTERNATIONAL FUND
344	UTAH STATE RETIREMENT SYSTEMS
345	VALIC COMPANY II - INTERNATIONAL OPPORTUNITIES FUND
346	VANGUARD EMERGING MARKETS STOCK INDEX FUND
347	VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
348	VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
349	VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U
350	VANGUARD FUNDS PUBLIC LIMITED COMPANY
351	VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
352	VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER
353	VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F
354	VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
355	VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
356	VICTORY TRIVALENT INTERNATIONAL FUND - CORE EQUITY
357	VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND
358	WASHINGTON STATE INVESTMENT BOARD
359	WEST VIRGINIA INVESTMENT MANAGEMENT BOARD
360	Wilkes Participações SA
361	WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND
362	WISHBONE DELAWARE BRAZIL I, LLC
363	WM IBOVESPA PLUS FUNDO DE INVESTIMENTO EM AÇÕES
364	XP Dividendos 30 Master Fundo de Investimentos de Ações
365	XP Dividendos Fundo de Investimento de Ações
366	XP Familia Previdência Fundo de Investimento em Ações
367	XP Investor Equity I Master Fundo de Investimento Multimercado
368	XP Investor Fundo de Investimento de Ações
369	XP Long Biased Advisory XP Seg Prev Master Fundo de Invest Multim IQ
370	XP Long Biased Fundo de Investimento Multimercado
371	XP Long Short Master Fundo de Investimento Multimercado
372	XP Macro Fundo de Investimento Multimercado
373	XP Macro Plus Fundo de Investimento Multimercado
374	XTRACKERS (IE) PUBLIC LIMITED COMPANY

ANNEX I TO THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON AUGUST 11, 2021

CONSOLIDATED BYLAWS

SENDAS DISTRIBUIDORA S.A.

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

CHAPTER I

NAME, HEADQUARTERS, OBJECT AND DURATION

ARTICLE 1 - SENDAS DISTRIBUIDORA S.A. ("Company") is a joint stock company, headquartered at Avenida Ayrton Senna, 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the city and state of Rio de Janeiro, Federative Republic of Brazil, which hereinafter shall be governed by these Bylaws, by Law 6404 of December 15, 1976 ("Law 6404/76"), as amended, and other legal provisions in effect.

Sole Paragraph - With the Company's admission to the New Market of B3 S.A. - Brasil, Bolsa, Balcão ("New Market" and "B3", respectively), the Company, its shareholders, including controlling shareholders, managers and fiscal council members, when installed, are subject to the provisions of the New Market Regulation.

ARTICLE 2 - The Company's business purpose is the commercialization of manufactured products, semi-manufactured or "in natura", domestic or foreign, of all and any kind and species, nature or quality.

Paragraph 1 - The Company may also perform the following activities:

(a)	the industrialization, processing, manipulation, transformation, export, import and representation of products, food or non-food, for its own account or for the account of third parties;

(b)	international trade, including coffee;

(c)	import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements;

(d)	the general commerce of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies, or Manipulation Pharmacies for each specialty;

(e)	the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f)	the commerce of products, drugs and veterinary medications in general; veterinary office, clinic and hospital and "pet shop" with bath and grooming services;

(g)	the rental of any recorded media;

(h)	rendering services of photographic, cinematographic and similar studios;

(i)	practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third party real estate;

(j)	acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, owning and making any operations and transactions of its own interest or of the principals;

(k)	the provision of data processing services;

(l)	the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of building materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(m)	application of household sanitizing products;

(n)	the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(o)	the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related branches, in compliance with the legal restrictions;

(p)	the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(q)	the performance of studies, analysis, planning and market research;

(r)	to carry out tests for launching new products, packages and brands;

(s)	the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(t)	the rendering of services of administration of food, meal, pharmacy, fuel and transportation voucher cards and other cards that result from activities related to its corporate objective;

(u)	the leasing and sub-leasing of own or third-party movable property;

(v)	the rendering of services in the management area;

(w)	representation of other domestic or foreign companies and participation as a partner or shareholder in the capital stock of other companies, whatever their form or purpose, and in commercial undertakings of any nature;;

(x)	agency, brokerage or intermediation of securities and tickets;

(y)	services related to collections, receipts or payments in general, of securities, bills or carnets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by attendance machines; provision of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(z)	rendering of parking, lodging and guarding services for vehicles;

(aa)	importing beverages, wines and vinegars;

(bb)	snack bars, tea houses, juice houses and similar establishments;

(cc)	trade in seeds and seedlings;

(dd)	trade in telecommunications products; and; e

(ee)	import, distribution and commercialization of toys, metal pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bicycles, monoblock plastic chairs and lamp.

Paragraph 2 - The Company may render sureties or guarantees in businesses of its interest, forbidding those of mere favor.

ARTICLE 3 - The Company's duration is indeterminate.

CHAPTER II

SHARE CAPITAL AND SHARES

ARTICLE 4 - The Company's capital stock is R$786,730,260.87 (seven hundred and eighty-six million, seven hundred and thirty thousand, two hundred and sixty reais and eighty-seven cents), fully subscribed and paid-up, divided into 1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-nine thousand, two hundred and ninety-five) common shares, all nominative, registered and without par value

Paragraph 1 - The shares representing the capital stock are indivisible with respect to the Company and each common share entitles its holder to one vote at the General Meetings.

Paragraph 2 - The shares shall be in book-entry form and shall be kept in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Paragraph 3 - The cost of services of transfer of ownership of book-entry shares charged by the depositary financial institution may be passed on to the shareholder, as authorized by Article 35, paragraph 3 of Law 6,404/76, in compliance with the maximum limits determined by the Brazilian Securities and Exchange Commission.

Paragraph 4 - The Company may not issue preferred shares and founder's shares.

ARTICLE 5 - The Company is authorized to increase its capital stock by resolution of the Board of Directors and regardless of statutory reform, up to the limit of 2,000,000,000 (two billion) common shares.

Paragraph 1 - The Company's authorized capital limit may only be modified by resolution of the General Meeting.

Paragraph 2 - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons providing services to it.

ARTICLE 6 - Issues of shares, subscription bonus or debentures convertible into shares up to the limit of the authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of the preemptive right, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - With the exception of the provision in the caption sentence of this Article, the shareholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company's capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General Assembly is the shareholders' meeting, which may be attended by themselves or by representatives constituted pursuant to the Law, in order to deliberate on matters of the Company's interest.

ARTICLE 8 - Without prejudice to the provisions in article 123, sole paragraph, of Law 6,404/76, the General Assembly shall be convened, installed and presided over by the Chairman of the Board of Directors, or in his absence, by the Vice-Chairman of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors, and shall have the following attributions, without prejudice to the other duties set forth by law

i.	reform the Bylaws;

ii.	elect or dismiss, at any time, the members of the Board of Directors (and of the Fiscal Council, when installed) of the Company, as well as define the number of positions in the Board of Directors (and of the Fiscal Council, when installed);

iii.	designate the Chairman and Vice-Chairman of the Board of Directors;

iv.	take, annually, the management accounts and deliberate about the financial statements presented by them, the destination of the net profit of the fiscal year;

v.               approve the issuance of shares, subscription warrants, debentures convertible into shares of its own issuance or any securities, securities or other rights or interests that are exchangeable or convertible into shares of its own issuance, without prejudice to the powers of the Board of Directors set forth in Article 5 and Article 17(g);

vi.	deliberate about the evaluation of assets with which the shareholder contributes for the formation of the capital stock;

vii.	resolve on the transformation, merger, incorporation (including merger of shares) and spin-off of the Company, or any other form of restructuring of the Company;

viii.	eliberate about the Company's dissolution and liquidation and elect and dismiss liquidator(s);

ix.               examine and approve the liquidator(s) accounts; and

x.               defining the annual global remuneration of the members of the Board of Directors, Executive Board and Fiscal Council, if installed.

ARTICLE 9 - For any resolution of the General Assembly, the approval of shareholders representing, at least, the majority of votes of those present shall be necessary, blank votes not being counted, save the exceptions foreseen by law and applicable regulations.

ARTICLE 10 - The Ordinary General Assembly shall have the attributions established by law and shall be held within the first four-month period subsequent to the closing of the fiscal year.

Sole Paragraph - Whenever necessary the General Assembly may be installed on an extraordinary basis, and may be held concomitantly with the Ordinary General Assembly.

CHAPTER IV

ADMINISTRATION

ARTICLE 11 - The Board of Directors and the Executive Board shall be in charge of the Company's management.

Paragraph 1 - The managers' investiture is conditioned to the execution of instrument of investiture, which shall contemplate their subjection to the arbitration clause referred to in Article 42.

Paragraph 2 - The term of office of the members of the Board of Directors and Executive Officers shall extend until the investiture of their respective successors.

Paragraph 3 - Minutes shall be drawn up in a proper book of the meetings of the Board of Directors and the Board of Executive Officers, which shall be signed by the members of the Board of Directors and the Executive Officers present, as the case may be.

Section I

Board of Directors

ARTICLE 12 - The Board of Directors is formed by at least three (3) and at most nine (9) members, elected and dismissible by the General Assembly, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 - Except in the case of election of the members of the Board of Directors by means of the multiple vote procedure, in the event of vacancy in the position of Board Member, it shall be incumbent upon the Board of Directors to elect a substitute to fill the position on a definitive basis until the end of the respective term of office. In the event of simultaneous vacancy of most of the positions, the General Meeting shall be convened to hold a new election.

Paragraph 2 - At least two (2) or twenty percent (20%), whichever is higher, of the members of the Board of Directors shall be independent members, as per the definition in the Novo Mercado Listing Rules. 6,404/76, in the event of controlling shareholder.

Paragraph 3 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fraction number, the Company shall proceed with the rounding up to the immediately superior whole number.

ARTICLE 13 - The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, elected by the General Assembly.

Paragraph 1 - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Paragraph 2 - In the event of vacancy of the Chairman's position or impediment of the Chairman, the Vice Chairman shall automatically take over such position, remaining until the end of the respective term of office or, should a General Meeting be convened for the election of a new Chairman, until his respective investiture.

Paragraph 3 - In the event of vacancy of any Vice Chairman position, the Board of Directors shall elect his deputy pursuant to Article 12, paragraph 1 herein.

Paragraph 4 - In the event of Chairman's absence or temporary impairment, the Board of Directors' meetings shall be chaired by the Chairman.

ARTICLE 14 - The Board of Directors shall meet, ordinarily, at least six times a year, to review the Company's financial and other results and to review and monitor the annual investment plan, and extraordinarily, at any time, whenever necessary.

Paragraph 1 - It is incumbent upon the Chairman or, in the Chairman's absence, the Vice-Chairman to call the meetings of the Board of Directors, on his own initiative or at the written request of any board member.

Paragraph 2 - The Board of Directors' meeting calls shall be made by electronic means or letter, at least seven (7) days prior to the date of each meeting, specifying time and place for the first and, if applicable, second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the acting Directors are present at the meeting, or by prior written agreement of the absent Directors.

Paragraph 3 - The minimum "quorum" required for the instatement of the Board of Directors' meetings is the presence of at least half of its acting members, at first call, and of any number of Board members, at second call, considering present, including those represented as authorized herein.

ARTICLE 15 - The meetings of the Board of Directors shall be presided over by its Chairman and in his absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1 - The Board of Directors' resolutions shall be taken by the favorable vote of the majority of its members present, pursuant to the provisions of Article 14, paragraph 3 herein. The members of the Board of Directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication, which allows the identification of the member and simultaneous communication with all other persons attending the meeting. In this case, the members of the board of directors shall be considered present at the meeting and must subsequently sign the corresponding minutes.

Paragraph 2 - In the event of absence or temporary impediment not resulting from a conflict of interest of any member of the Board of Directors, the absent member of the Board of Directors may appoint, in writing, among the other members of the Board of Directors, the one who shall replace him/her. In this case, the director replacing the temporarily absent or impeded director as provided above shall, in addition to his own vote, cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the Internal Regulations and shall elect an Executive Secretary, who shall be in charge of performing the duties defined in the Internal Regulations, as well as issuing certificates and attesting, before third parties, the authenticity of the deliberations taken by the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors shall be responsible for

(a)	to set the general direction of the Company's business;

(b)	approving or altering the Company's investment plan;

(c)	electing and dismissing the Company's Officers, establishing their attributions and appointments;

(d)	deciding on the individual compensation of the Board of Directors and the Executive Officer;

(e)	inspecting the management of the Executive Officers, examining, at any time, the Company's books and papers, requesting information on contracts signed or about to be signed and any other acts;

(f)	to call a General Meeting of Stockholders;

(g)	expressing an opinion on the Management report, the Executive Board's accounts and the Company's financial statements;

(h)	deciding on the issue of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, setting the respective price and conditions of payment;

(i)	choosing and dismissing the independent auditors, with due regard for the recommendation of the Audit Committee;

(j)	issuing an opinion on any proposal by the Executive Board to the General Meeting;

(k)	authorizing the acquisition of shares of the Company itself, for the purpose of cancellation or holding in treasury, with due regard for applicable regulations;

(l)	developing, jointly with the Executive Board, and approving a plan for the participation of employees and managers in the Company's results and the granting of additional benefits to employees and managers linked to the Company's results ("Profit Sharing Plan");

(m)	establish the amount of the employees' and managers' participation in the Company's results, observing the pertinent legal provisions, the Bylaws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results, and also in relation to the granting of stock options for the Company, shall be limited to 15% (fifteen percent) of the result of each fiscal year, after the deductions of Article 189 of Law no. 6,404/76, with due regard for the legal provisions in force. 6,404/76, observing that the participation of employees and managers in the results may not exceed the annual compensation of the managers or 0.1 (one tenth) of the profits, whichever is smaller, under the terms of Paragraph 1 of Article 152 and Article 190 of Law 6,404/76;

(n)	establishing the limit of shares to be issued under the Company's Stock Option Plan previously approved by the General Meeting, with due regard for the limit of authorized capital and the limit provided for in item "m" above;

(o)	establishing Committees, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, defining their respective attributions in accordance with the provisions of these Bylaws and setting the compensation of their members;

(p)	resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year that exceeds the amount in Reais equivalent to US$ 20,000,000.00 (twenty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever amount is greater;

(q)	to decide on (i) any financial operation involving the Company, including the granting or taking of loans, in an amount exceeding, per transaction, ½ (half) of the EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation, and (ii) any issue of debentures that are not convertible into shares;

(r)	to resolve on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Reais equivalent to US$ 20,000,000.00 (twenty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever amount is greater;

(s)	preparing and disclosing a grounded opinion, favorable or against the acceptance of any public offer for the acquisition of shares that have as their object the shares issued by the Company, under the terms of the Novo Mercado Regulations; e

(t)	to decide on any alteration to the Company's dividend distribution policy.

Sole Paragraph - In the case of decisions to be made by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or the Executive Board, it will be incumbent upon the Board of Directors to guide the vote of the Company's managers, in the case of decisions taken at a general meeting, partners' meeting or equivalent body, or the vote of the managers elected or nominated by the Company for the management bodies of such companies, when the resolution falls under items (p), (q) and (r) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statements of the controlled or invested companies.

Section II

Audit Committee and Other Auxiliary Management Bodies

ARTICLE 18 - The Audit Committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent board member, and at least one (1) must have recognized experience in corporate accounting matters.

Paragraph 1 - The same member of the Audit Committee may accumulate both characteristics referred to in the caput.

Paragraph 2 - The members of the Audit Committee must be elected by the Board of Directors and meet the applicable independence requirements provided for in the rules of the Brazilian Securities and Exchange Commission and the Novo Mercado Regulation.

Paragraph 3 - The activities of the Coordinator of the Audit Committee are defined in its internal regulation, approved by the Board of Directors.

ARTICLE 19 - The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, reappointment for successive terms of office being allowed, in compliance with the terms of the Board of Directors' internal regulation.

Paragraph 1 - During the course of their mandates, the members of the Audit Committee may only be replaced in the following cases:

(a)	death or resignation;

(b)	unjustified absence to three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Paragraph 2 - In the event of vacancy in the office of Audit Committee member, it shall be incumbent upon the Board of Directors to elect the person who shall complete the term of office of the replaced member.

Paragraph 3 - It is incumbent upon the Audit Committee, among other matters:

(a)	to opine on the hiring and dismissal of independent audit services;

(b)	evaluate the management report, the financial statements, interim statements and the Company's quarterly information, making the recommendations deemed necessary to the Board of Directors;

(c)	to monitor the activities of the Company's internal audit and internal controls area;

(d)	evaluating and monitoring the Company's risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies, including the policy of transactions between related parties; and

(f)	have means for receiving and treating information about the non-compliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecast of specific procedures for protecting the supplier and the confidentiality of the information.

ARTICLE 21 - The Board of Directors may constitute other Committees, with the composition it determines, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas of operation, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors will have the same duties and responsibilities as those of the managers.

Section III

The Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers shall comprise at least 3 (three) and at most 8 (eight) members, shareholders or not, resident in the country, elected and dismissible by the Board of Directors, 1 (one) of whom shall necessarily be appointed as Chief Executive Officer and 1 (one) as Investor Relations Officer, and there may also be 1 (one) Chief Financial Officer, 1 (one) Chief Commercial Officer, 1 (one) Chief Operating Officer and the other Executive Vice-Presidents and Officers without special designation, and overlapping of these positions is allowed.

Sole Paragraph - The term of management of the members of the Board of Executive Officers is two (2) years, reelection being allowed.

ARTICLE 23 - The Officers shall carry out the general duties set forth in these By-Laws and those assigned to them by the Board of Directors, keeping mutual collaboration and aiding each other in the exercise of their positions and duties.

Paragraph 1 - The specific duties and titles of each one of the Executive Officers shall be defined by the Board of Directors.

Paragraph 2 - In the cases of temporary or definite vacancy, absence, leave of absence, impediment or removal, the Officers shall replace one another as follows:

(a)             in case of absence or temporary impediment that does not arise from a situation of conflict of interest of the Chief Executive Officer, he shall appoint a person to replace him; and, in case of vacancy, the Board of Directors shall elect a replacement within up to thirty (30) days, who shall complete the term of office of the replaced Chief Executive Office;

(b)             in case of absence or temporary impediment of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a substitute within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Board of Directors shall meet when convened by the Chief Executive Officer, or also when convened by half of the acting Officers.

Sole Paragraph - The minimum quorum for the installation of the Board of Directors' meetings is of at least one third (1/3) of its acting members, and its deliberations shall be made by majority vote of those present. In the event of a tie in the deliberations of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities which may be assigned by the General Assembly and by the Board of Directors, it is incumbent upon the Executive Board, without prejudice to other legal attributions:

(i)	to manage the corporate business and enforce these Bylaws;

(ii)	to comply with the corporate purpose;

(iii)	approving plans, programs and general operating, management and control norms in the interest of the Company's development, observing the guidelines established by the Board of Directors;

(iv)	preparing and submitting to the Annual General Meeting a report on the Company's business activities, instructing them with the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Audit Committee, when applicable;

(v)	directing all the Company's activities, giving them the guidelines set by the Board of Directors and appropriate to the achievement of its objectives;

(vi)	proposing to the Board of Directors the investment plans and programs;

(vii)	authorizing the opening and closing of branches, agencies, branches, warehouses and/or the establishment of delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on the matters on which the Board of Directors may request specific appraisal; and

(ix)	developing, jointly with the Board of Directors, and executing the Profit Sharing Plan.

ARTICLE 26 - It is the Chief Executive Officer's duty, especially

(a)	to plan, coordinate, direct and manage all of the Company's activities, exercising executive and decision-making functions, except for those activities that must be performed with a report to the Board of Directors or its committees;

(b)	to exercise general supervision over all the Company's business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and installing the meetings of the Executive Board;

(d)	coordinating and conducting the process of approving the annual/multi-annual budget and the investment and expansion plan with the Board of Directors; and

(e)	suggesting appointments and respective candidates for positions in the Company's Executive Board and submitting such suggestion to the approval of the Board of Directors.

ARTICLE 27 - In addition to the duties conferred by the Board of Directors and other duties conferred by applicable law or regulation, the Investor Relations Officer shall be especially responsible for

(a)	to represent the Company separately before the Brazilian and foreign Securities and Exchange Commission ("CVM"), other controlling entities and other institutions of the financial and capital markets;

(b)	to provide information to the investing public, the CVM, the stock exchanges on which the Company has its securities admitted for trading and other bodies related to the activities developed in the capital markets, pursuant to applicable legislation, in Brazil and/or abroad; and

(c)	to take measures to keep the registration as publicly-held company updated before CVM.

ARTICLE 28 - It is incumbent upon the Chief Financial Officer, in addition to the duties conferred by the Board of Directors, to:

(a)	to exercise the management of the Company's administrative services, financial operations and risks;

(b)	participating in the formulation and execution of the Company's strategies and business plans; and

(c)	managing human resources, administering material resources and outsourced services of its competence area.

ARTICLE 29 - In addition to the duties conferred by the Board of Directors, the Chief Commercial Officer shall be especially in charge of:

(a)	to act in the definition of the Company's strategic planning;

(b)	to define and execute the marketing and sales plan;

(c)	to manage the quality of sales;

(d)	participating in the definition of human resources policies; and

(e)	communicating primarily to disseminate information to the public of interest to the Company.

ARTICLE 30 - It is incumbent upon the Chief Operating Officer, in addition to the duties conferred upon him by the Board of Directors, to:

(a)	to establish trade guidelines and operations;

(b)	to coordinate human resources and manage material and financial resources;

(c)	to direct trade operations;

(d)	to participate in marketing activities;

(e)	establish branch offices and commercial representations; and

(f)	to communicate in seminars, lectures, interviews and in contacts and commercial negotiations with clients and distributors.

ARTICLE 31 - It is incumbent upon the other Officers to assist the Chief Executive Officer in all the tasks he shall assign them, carry out the activities related to the duties granted to them by the Board of Directors and practice all the acts necessary for the regular operation of the Company, provided they are authorized by the Board of Directors.

ARTICLE 32 - The Officers shall represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts binding the Company.

Paragraph 1 - In the acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company shall contain validity term, except those for judicial purposes, in addition to the description of powers granted, which may encompass any and all acts, including those of banking nature.

Paragraph 2 - For the acts involving acquisition, encumbrance or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company shall be represented, mandatorily, by 2 (two) Officers, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, jointly, and 1 (one) of them must be the Chief Executive Officer or an attorney-in-fact appointed by 2 (two) Officers, and one of them must be the Chief Executive Officer.

Paragraph 3 - The Company shall be deemed bound when represented:

(a)	jointly by 2 (two) Executive Officers;

(b)	jointly by 1 (one) Officer and one (1) attorney-in-fact, appointed pursuant to these Bylaws;

(c)	jointly by 2 (two) attorneys-in-fact, appointed under the terms of these By-Laws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power of attorney and according to the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 33 - The Company shall have a non-permanent Fiscal Council, composed of 3 (three) to 5 (five) effective members and an equal number of deputy members.

Paragraph 1 - The Fiscal Council shall only be installed upon request of the Company's shareholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if installed, shall approve its internal regulation, which shall set forth the general rules of its operation, structure, organization and activities.

Paragraph 3 - The term of office of the Fiscal Council's members, whether effective or deputy, shall be conditioned to the previous signature of the instrument of investiture, which shall contemplate their submission to the arbitration clause referred to in Article 42.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year shall end in December 31 of each year, when the balance sheet shall be drawn up and the financial statements required by the legislation in force shall be prepared.

ARTICLE 35 - The Company may, at the Board of Directors' discretion, draw up quarterly or half-yearly balance sheets.

CHAPTER VII

ALLOCATION OF PROFITS

ARTICLE 36 - Once the balance sheet is drawn up, the following rules shall be complied with as to the distribution of the result ascertained:

(i)	from the result of the fiscal year shall be deducted, before any participation, the accumulated losses and the provision for Income Tax;

(ii)	fter deduction of the portions described in item (a) above, the amount to be distributed as participation of the employees and managers in the Company's results will be deducted, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items "l" and "m" of Article 17 of these Bylaws;

(c)	the remaining profits will be allocated as follows:

(a)	five percent (5%) to the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if deliberated by the General Assembly;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, according to Paragraph 1 below; and

(d)	the profit not allocated to the reserve referred to in Paragraph 2 of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

Paragraph 1 - The mandatory dividend shall be calculated and paid according to the following rules:

(a)	the calculation basis of the dividend will be the net profit of the fiscal year minus the amounts destined to the constitution of the legal reserve and of reserves for contingencies, and increased by the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the unrealized profit reserve, when realized and if not absorbed by losses in subsequent fiscal years, shall be added to the first dividend declared after the realization.

Paragraph 2 - A Reserve for Expansion is hereby created, the purpose of which shall be to secure funds to finance additional fixed and current capital investments and shall be formed with up to 100% of the net income remaining after the allocations referred to in items (i), (ii) and (iii) of item (c) of the caput, and the total of this reserve may not exceed the Company's capital stock.

Paragraph 3 - The Board of Directors may approve the preparation of half-yearly, quarterly or shorter balance sheets and declare dividends or interest on own capital to the account of the profit calculated in such balance sheets, in compliance with the legal limits, as well as declare interim dividends to the account of retained earnings or reserves. The dividends or interest on own capital thus declared shall constitute advance payment of the mandatory dividend.

Paragraph 4 - The Company may pay or credit interest as remuneration on own capital calculated on the Net Equity accounts, in compliance with the rate and limits defined by law.

ARTICLE 37 - The amount of dividends shall be made available to the shareholders within 60 (sixty) days as of the date they are attributed, and may be monetarily restated, as determined by the Board of Directors, in compliance with the pertinent legal provisions.

CHAPTER VIII

SETTLEMENT

ARTICLE 38 - The Company shall go into liquidation in the legal cases, and it shall be incumbent upon the General Assembly to establish the liquidation mode, elect the liquidator and the Fiscal Council that shall operate during the liquidation, determining their remuneration.

CHAPTER IX

ALIENATION OF SHAREHOLDING CONTROL

ARTICLE 39 - The direct or indirect disposal of the Company's control, whether by means of a single operation or successive operations, shall be contracted under the condition that the acquirer of control undertakes to make a public offering for acquisition of shares having as their object the shares issued by the Company held by the other shareholders, pursuant to the conditions and terms foreseen in the legislation and regulations in force and in the New Market Regulation, so as to ensure them equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 40 - Any person, shareholder or Group of Shareholders, who acquires or becomes the holder, by means of a single operation or successive operations ("Acquiring Shareholder"): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares; or (b) any other shareholders' rights, including usufruct or trust, over shares issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares ("Relevant Holding"), shall conduct a public offering for the acquisition of all shares issued by the Company or request registration with the CVM and B3, as the case may be, within no more than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, pursuant to the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article ("POS"):

(a)	be directed indistinctly to all shareholders of the Company for the acquisition of all shares issued by the Company;

(b)	the price offered must correspond to at least the highest value among: (i) the Economic Value ascertained in an appraisal report; (ii) the highest price paid by the Acquiring Shareholder in the twelve (12) months preceding the achievement of the Relevant Shareholding; and (iii) 125% of the weighted average unit price of the shares issued by the Company during the period of one hundred and twenty (120) trading sessions prior to the holding of the Tender Offer; and

(c)	be carried out at auction to be held at B3.

Paragraph 1 - The conduction of the Tender Offer referred to in the caput of the Article herein shall not exclude the possibility for another person or shareholder to conduct a competing Tender Offer, pursuant to the applicable regulation.

Paragraph 2 - The obligations set forth in Article 254-A of Law 6,404/76 and in Article 39 herein do not exclude the performance by the Acquiring Shareholder of the obligations set forth in the Article herein.

Paragraph 3 - The Acquiring Shareholder shall be bound to meet the occasional ordinary requests or requirements from CVM and B3 relative to the Tender Offer, within the maximum terms determined in the applicable regulation.

Paragraph 4 - The obligation to carry out the Tender Offer as set forth in the Article 40 herein shall not apply in the event of a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company should the relevant interest be reached due to: (a) of corporate operations of merger, incorporation or incorporation of shares involving the Company, (b) in case of acquisition, via private capital increase or subscription of shares held in a primary offering by those who have the preemptive right or also, in case of acquisition, via private capital increase or subscription of shares held in a primary offering, due to the amount has not been fully subscribed by those who have the preemptive right or that has not had a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings of distribution of shares (including public offerings of restricted efforts).

Paragraph 5 - For the purpose of calculation of the Relevant Shareholding percentage, involuntary shareholding increases resulting from cancellation of treasury shares, share buybacks or reduction of the Company's capital stock with the cancellation of shares shall not be computed.

Paragraph 6 - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined hereunder:

"Group of Shareholders" means the group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controllers or under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, constituted in Brazil or abroad, will be considered part of a same Group of Shareholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, being certain that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Shareholders Group.

"Economic Value" means the value of the Company and its shares that may be determined by a first class financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 41 - The Public Tender Offer referred to in Article 40 above may be dismissed by the General Assembly, subject to the terms below.

Paragraph 1 - The General Meeting shall be installed at first call with the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares.

Paragraph 2 - Should the quorum of paragraph 1 not be reached, the General Meeting may be installed on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The deliberation on the exemption of the public offer of shares must occur by the majority of votes of the holders of outstanding shares present in the General Meeting, excluding the Acquiring Shareholder's votes.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 42 - The Company, its shareholders, managers, members of the Fiscal Council, effective and substitute, if any, undertake to solve by means of arbitration, before the Market Arbitration Chamber, pursuant to its regulation, any controversy that may arise among them, related to or arising from their condition as issuer, shareholders, managers, and members of the Fiscal Council, especially arising from the provisions contained in Law no. 6. 385, of December 7, 1976, Law 6,404/76, the Company's Bylaws, the rules edited by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the capital markets in general, besides those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 43 -The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal councilors and other employees exercising management position or function in the Company, in the event of any damage or loss effectively suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he/she was elected or exercised in the Company and/or any of its controlled or affiliated companies ("Beneficiaries").

Paragraph 1 - The indemnity shall only be due after the use and only in supplemental character to eventual coverage of civil liability insurance granted by the Company and/or any of its controlled or affiliated companies ("D&O Insurance"). The payments to be made by the Company shall correspond to the exceeding amount covered by D&O Insurance and observed the limits set forth in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below ("Indemnity Agreement").

Paragraph 2 - The Indemnity Agreement may provide for exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated prior to the payment of the advance by the Company.

Paragraph 3 - Without prejudice to other situations set forth in the Indemnity Agreement, acts performed out of the exercise of the Beneficiaries' duties, in disagreement with the applicable laws, regulations or administrative decisions, the Bylaws and the policies and codes, performed out of the normal course of business, with bad faith, malice, serious fault or fraud, in their own interest or of third parties or detrimental to the corporate interest, shall not be subject to indemnity. In case any Beneficiary is condemned, by final and unappealable court decision, or a definitive decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation assumed pursuant to the caput of this Article, under the terms of the Indemnity Agreement.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of decisions and ensure the Company's best interest and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each one of the Beneficiaries.

ARTICLE 44 - The US dollar amounts mentioned in these By-Laws shall be used exclusively as reference base of monetary restatement and shall be converted into Brazilian Reais by the closing sales rate of the US dollar, disclosed by the Brazilian Central Bank.

ARTICLE 45 - The omitted cases shall be solved according to the legislation and regulation in force, including the New Market Regulation.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.